SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-25499

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:  March 31, 2007

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

SIENA TECHNOLOGIES, INC.
Full name of registrant

Former name if applicable

5625 Arville, Suite E
Address of principal executive office (Street and number)

Las Vegas, Nevada 89118
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On December 22, 2006, Siena Technologies, Inc. (the “Company”) received a letter (the “SEC Letter”) from the Securities and Exchange Commission (the “SEC”) inquiring about certain items included in its Form 10-KSB at and for the Year ended December 31, 2005, its Forms 10-QSB for the three quarters ended September 30, 2006 (the “Prior Financial Statements”) and its Form 8-K filed on November 17, 2006. On March 8, 2007 the Company filed its response to the SEC Letter. On March 22, 2007, the Company received a response from the SEC to its March 8, 2007 letter and the Company responded to that SEC letter on April 10, 2007. On April 13, 2007, the Company received a third letter from the SEC with its final determination on remaining comments.

After a thorough review of all correspondence from the SEC, the Company believes that the Company’s unaudited financial statements for the quarterly periods ended March 31, 2006 and 2005, June 30, 2006 and 2005 and September 30, 2006 and 2005, as reported on Forms 10-QSB, required restatements. In addition, the Company also believes that its audited financial statements at and for the year ended December 31, 2005 also require restatements.

The restatements that impact the three quarterly periods ended September 30, 2006 relate to the accounting for: (i) stock options issued to employees, (ii) warrants issued in exchange for common stock, (iii) change in the fair market value of derivative liabilities associated with these warrants, (iv) the beneficial conversion features (embedded derivatives) and warrants related to the Company’s issuance of convertible debentures (through June 30, 2006 only) as derivative liabilities in accordance with EITF 00-19 and (v) the change in fair market value of these derivative liabilities at March 31 and June 30, 2006.

The restatements that impact the three quarterly periods ended September 30, 2005 and the year ended December 31, 2005 relate to the accounting for: (i) the beneficial conversion features (embedded derivatives) and warrants related to the Company’s issuance of convertible debentures as derivative liabilities in accordance with EITF 00-19 and (ii) the change in fair market value of these derivative liabilities at March 31, June 30, September 30, and December 31, 2005.

The Company is in the process of restating the aforementioned financial statements and as a result was not able to complete and file its Form 10-QSB at and for the three months ended March 31, 2007 by the filing due date of May 15, 2007.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christopher G. Pizzo Chief Financial Officer	702	889-8777
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No

	Form 10-K for the period ended December 31, 2006 has not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is still in the process of calculating the value of the transactions that are giving rise to the restatements. Once these calculations are completed, they need to be reflected in the Company’s financial statements, as restated. Therefore, the Company does not have all relevant information completed at this time, in order to make a reasonable estimate of the results of operations for the three months ended March 31, 2006 and can also not make a reasonable estimate of the results of operations for the three months ended March 31, 2007 until the requisite work for the prior periods has been completed.

SIGNATURE

SIENA TECHNOLOGIES, INC. has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SIENA TECHNOLOGIES, INC. (Registrant)

Date: May 16, 2007	By: /s/ Christopher G. Pizzo Christopher G. Pizzo, Director and Chief Financial Officer

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